[redacted]

09040568

AB 3/4

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48753

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 AND ENDING December 31, 2008
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BBVA Securities of Puerto Rico, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

254 Munoz Rivera Ave, Lobby Level BBVA Tower
(No. and Street)

San Juan Puerto Rico 0918
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche, LLP
(Name – *if individual, state last, first, middle name*)

Torre Chardon 350 CHardon Ave, Suite 700 San Juan, PR 00918
(Address) (City) (State) (Zip Code)

SEC Mail Processing
Section

FEB 27 2009

Washington, DC
111

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Rafael Colon Ascar, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BBVA Securities of Puerto Rico, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Affidavit No. 798

Signature

President
Title

Sworn and subscribed before me by Rafael Colón Ascar, of legal age, married, executive, resident of San Juan, Puerto Rico, personally known to me, this 25 of February of 2009, in San Juan, Puerto Rico.

Notary Public

JOSE ALBERTO SOSA LLORENS ABOGADO NOTARIO PUERTO RICO

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BBVA SECURITIES OF PUERTO RICO, INC.
(A Wholly Owned Subsidiary of Banco Bilbao Vizcaya Argentaria, S.A.)

TABLE OF CONTENTS

Deloitte.

Deloitte & Touche LLP
Torre Chardón
350 Chardón Ave. Suite 700
San Juan, PR 00918-2140
USA

Tel: +1 787 759 7171
Fax: +1 787 756 6340
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
BBVA Securities of Puerto Rico, Inc.
San Juan, Puerto Rico

We have audited the accompanying statement of financial condition of BBVA Securities of Puerto Rico, Inc. (the "Company"), a wholly owned subsidiary of Banco Bilbao Vizcaya Argentaria, S.A., as of December 31, 2008, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of computation of net capital for brokers and dealers pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 and computation for determination of reserve requirements and information relating to possession or control requirements for brokers and dealers pursuant to Rule 15c-3-3 Under the Securities Exchange Act of 1934 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 20, 2009

Stamp No. 2385071
affixed to original.

BBVA SECURITIES OF PUERTO RICO, INC.
(A Wholly Owned Subsidiary of Banco Bilbao Vizcaya Argentaria, S.A.)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2008

ASSETS

CASH AND CASH EQUIVALENTS	$4,482,146
DEPOSIT WITH CLEARING BROKER — Restricted	100,000
ACCOUNTS RECEIVABLE	418,740
PREPAID EXPENSES AND OTHER ASSETS	330,301
SECURITIES OWNED — At fair value	271,570
EMPLOYEE LOANS	2,431,742
PROPERTY AND EQUIPMENT — Net	80,851
TOTAL	$8,115,350

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES — Accounts payable and accrued liabilities	$ 699,602
COMMITMENTS AND CONTINGENCIES (Notes 6 and 11)	
STOCKHOLDER'S EQUITY:	
Common stock, $1 par value — authorized, 1,000,000 shares; issued and outstanding, 805,000 shares	805,000
Additional paid-in capital	6,460,000
Retained earnings	150,748
Total stockholder's equity	7,415,748
TOTAL	$8,115,350

See notes to financial statements.

BBVA SECURITIES OF PUERTO RICO, INC.
(A Wholly Owned Subsidiary of Banco Bilbao Vizcaya Argentaria, S.A.)

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2008

REVENUES:	
Principal transactions	$2,989,703
Commissions	2,386,370
Investment banking	318,310
Interest and dividends	267,841
Other income	327,440
Total revenues	6,289,664
EXPENSES:	
Employee compensation and benefits	4,036,707
Occupancy	285,209
Communications	171,643
Brokerage, clearing, and exchange	240,703
Professional services	115,090
Municipal license tax	70,467
Other operating expenses	438,308
Total expenses	5,358,127
INCOME BEFORE INCOME TAXES	931,537
INCOME TAXES	184,997
NET INCOME	$ 746,540

See notes to financial statements.

BBVA SECURITIES OF PUERTO RICO, INC.
(A Wholly Owned Subsidiary of Banco Bilbao Vizcaya Argentaria, S.A.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total
BALANCE — December 31, 2007	$ 805,000	$ 6,460,000	$ (595,792)	$ 6,669,208
Net income			746,540	746,540
BALANCE — December 31, 2008	$ 805,000	$ 6,460,000	$ 150,748	$ 7,415,748

See notes to financial statements.

BBVA SECURITIES OF PUERTO RICO, INC.
(A Wholly Owned Subsidiary of Banco Bilbao Vizcaya Argentaria, S.A.)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 746,540
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	40,197
Employee loans disbursed	(226,400)
Amortization of employee loans	594,553
Change in assets and liabilities:	
Accounts receivable	829,594
Securities owned	639,426
Prepaid expenses and other assets	(208,898)
Accounts payable and accrued liabilities	(1,854,933)
Total adjustments	(186,461)
Net cash provided by operating activities	560,079
CASH FLOWS FROM INVESTING ACTIVITIES — Acquisition of property and equipment	(4,636)
NET INCREASE IN CASH AND CASH EQUIVALENTS	555,443
CASH AND CASH EQUIVALENTS — Beginning of year	3,926,703
CASH AND CASH EQUIVALENTS — End of year	$ 4,482,146
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:	
Interest paid	$ 5,304
Income tax paid	$ 8,000

See notes to financial statements.

1. REPORTING ENTITY

BBVA Securities of Puerto Rico, Inc. (the "Company") is a wholly owned subsidiary of Banco Bilbao Vizcaya Argentaria, S.A., a Spanish bank, and was incorporated under the laws of the Commonwealth of Puerto Rico. The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking, and financial advisory services. The Company is a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. The Company operates in the Commonwealth of Puerto Rico.

The Company is approved as a registered broker-dealer pursuant to Section 15(c) of the Securities Exchange Act of 1934. In addition, the Company is licensed by the Office of the Commissioner of Financial Institutions of the Commonwealth of Puerto Rico as a registered broker-dealer and as an investment advisor in accordance with the Uniform Security Act of Puerto Rico.

The Company does not carry customer accounts and is accordingly exempt from Customer Protection Rule (Securities and Exchange Commission (SEC) Rule 15c3-3) pursuant to provision k(2)(ii) of such rule.

The Company has a clearing agreement (the "Agreement") with Pershing LLC. Pershing LLC is a member of various stock exchanges and is subject to the rules and regulations of such organizations as well as those of the SEC. Under the terms of the Agreement, Pershing LLC clears and executes the brokerage transactions of the Company's customers on a fully disclosed basis. The Agreement states that the Company will assume customer obligations if a customer of the Company defaults. The Company also maintains a minimum deposit requirement of $100,000 with Pershing LLC. At December 31, 2008, the Company was in compliance with this minimum deposit requirement.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies of the Company conform with accounting principles generally accepted in the United States of America (U.S. GAAP) and industry practices. Following is a description of the most significant accounting policies followed by the Company.

Use of Estimates in the Preparation of Financial Statements — The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents — The Company has defined cash and cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business. Cash equivalents include money market investments carried at fair value. At

December 31, 2008, money market investments carried by the Company are held with Pershing LLC, the Company's clearing broker.

Securities Transactions — Security positions resulting from proprietary trading are reported at fair value in accordance with Financial Accounting Standards Board (FASB) Statement No. 157, *Fair Value Measurements*, and unrealized gains or losses resulting from marking these to the fair value are included in current period earnings. Proprietary securities transactions in regular-way trades are recorded on a trade-date basis. Customers' securities transactions are reported on a settlement-date basis with related commission income and expenses reported on a trade-date basis.

Amounts receivable and payable on proprietary securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition. At December 31, 2008, accounts receivable include $15,974 for proprietary securities transactions that have not reached contractual settlement date.

Employee Loans — Employee loans are loans provided to certain employees of the Company as part of their contractual employment. These loans and interest therein are payable in a range from four-to eight-year terms at each employee's anniversary date. The loans accrue interest at variable rates based on the LIBOR or prime rates, as specified in the employee loan agreements. If at each employee's anniversary date, the employee is still employed by the Company, the Company is obligated to forgive an amount equal to the amount payable, including principal and interest at such date under the loan. Loan forgiveness is recognized as part of employee compensation and benefits and recognized by the Company on a ratably and systematic basis during the term of each loan. In the event that the employee leaves the Company prior to his/her last anniversary date on which the employee has the right to earn the outstanding principal amount of the loan as specified on their agreement, the employee shall be obligated to pay on the date of termination the outstanding principal amount of the loan plus all of the interest accrued on the loan.

Allowance for Bad Debts — An allowance for bad debts is established to provide for probable credit losses inherent in receivables and loans as of the balance sheet date. The allowance for bad debts is established based upon management's assessment of probabilities of collection of receivables and employee loans. Increases to the allowance are charged to operations. Management concluded that an allowance for bad debts was not necessary at December 31, 2008.

Property and Equipment — Property and equipment are recorded at cost less accumulated depreciation. Depreciation is computed on a straight-line basis using estimated useful lives, which range from three to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Impairment of Long-Lived Assets — The Company periodically reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. No impairment charges were recorded during the year ended December 31, 2008.

Commissions — Commissions and related clearing expenses are recorded on a trade-date basis as customers' securities transactions occur.

Investment Banking — Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking management fees are recorded on the offering date, sales concessions on settlement

date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Advisory Fees — Revenues from advisory fees include fees earned from providing merger and acquisition and financial and restructuring services. Fees are recorded at the time the services are completed and the income is reasonably determinable.

Income Taxes — Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Concentration of Credit Risk — The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty to reduce its exposure to potential losses.

Financial Instruments and Fair Value — The Company's financial instruments carried at fair value have been classified, for disclosure purposes, based on a hierarchy defined by FASB Statement No. 157. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair values are determined by the Company based on quoted market prices when available. When market prices are not available, fair value is generally estimated using discounted cash flow analyses, incorporating current market inputs for similar financial instruments with comparable terms and credit quality. In instances where there is little or no market activity for the same or similar instruments, the Company estimates fair value using methods, models, and assumptions that management believes market participants would use to determine a current transaction price. These valuation techniques involve some level of management estimation and judgment which becomes significant with increasingly complex instruments or pricing models. Where appropriate, adjustments are included to reflect the risk inherent in a particular methodology, model, or input used.

Hierarchical levels, defined by FASB Statement No. 157 and directly related to the amount of subjectivity associated with the inputs to fair valuation of financial instruments, are as follows:

Level 1 — Values are unadjusted quoted prices for identical assets and liabilities in active markets accessible at the measurement date.

Level 2 — Inputs include quoted prices for similar assets or liabilities in active markets, quoted prices from those willing to trade in markets that are not active, or other inputs that are observable or can be corroborated by market data for the term of the instrument.

Level 3 — Certain inputs are unobservable and significant to the fair value measurement. Unobservable inputs reflect the Company's best estimate of what hypothetical market participants would use to determine a transaction price for the asset or liability at the reporting date.

Recently Issued Accounting Pronouncements — In September 2006, the FASB issued FASB Statement No. 157. FASB Statement No. 157 defines fair value and establishes a consistent framework for measurement of fair value. FASB Statement No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company adopted FASB Statement No. 157 on January 1, 2008; its adoption did not have any effect of the Company's financial position or result of operations.

In June 2006, the FASB issued FASB interpretation (FIN) No. 48, *Accountingfor Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109*, which prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of tax position. The Company adopted the provisions of FIN No. 48 on January 1, 2007. The implementation of FIN No. 48 did not have a significant impact on the financial position or result of operations of the Company.

3. SECURITIES OWNED

Securities owned at December 31, 2008, carried at fair value, are as follows:

Municipal obligations	$ 86,286
Mortgage-backed securities	9,716
Mutual funds	175,568
Total	$271,570

4. EMPLOYEE LOANS

Employee loans amounted to $2,431,742 at December 31, 2008. Loan repayments forgiven during the year ended December 31, 2008, amounted to $468,168 of which $183,610 were expensed during the same year (the remaining $284,558 were expensed during the previous year). During the year ended December 31, 2008, the Company also recognized as employee compensation expense $291,943 of balances to be forgiven during 2009 at each employee' anniversary date. Employee loan principal balances are forgiven at each employee anniversary date as follows:

Years Ending December 31	
2009	$ 470,654
2010	453,654
2011	436,454
2012	436,454
2013	436,454
Thereafter	490,015
Total	2,723,685
Less principal balance expensed during the year ended December 31, 2008, to be forgiven in 2009 at each employee's anniversary date	(291,943)
Total	$ 2,431,742

5. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2008, consists of:

	Useful Life in Years	
Furniture and fixtures	10	$ 99,672
Electronic data processing equipment	3	177,147
Leasehold improvements	10	116,408
Total property and equipment		393,227
Less accumulated depreciation and amortization		(312,376)
Propety and equipment — net		$ 80,851

Depreciation and amortization expense for the year ended December 31, 2008, amounted to $40,197 and is included within occupancy expenses in the statement of income.

6. RELATED-PARTY TRANSACTIONS

The Company is a member of a group of companies affiliated through common ownership and management. The Company has significant transactions with its affiliates at terms and conditions arranged by management of the affiliated group. Management and service fees paid to an affiliate during the year ended December 31, 2008, amounted to approximately $78,400. Amounts due to affiliates included in the statement of financial condition amount to $21,856 at December 31, 2008. Cash deposited with an affiliate as of December 31, 2008, amounted to approximately $271,300.

During the year ended December 31, 2008, the Company participated in several municipal transactions with an affiliate and generated fees of approximately $94,850.

The Company leases several facilities where its administrative and sales offices are located from an affiliate. The leases mature through 2012 and are based on fixed and variable rent payments. Lease payments made by the Company to the affiliate for the year ended December 31, 2008, amounted to approximately $200,000. In addition, the Company was charged an allocation of approximately $19,200 by an affiliate for operating expenses related to the leased facilities.

Future minimum lease payments under these lease agreements are as follows:

Years Ending December 31	
2009	$ 139,804
2010	44,969
Total	$ 184,773

7. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (the "Rule") under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2008, based on the Rule, the Company had net capital of $3,906,252, which was $3,806,252 in excess of its required net capital. The Company's aggregate indebtedness to net capital ratio at December 31, 2008, was 0.18 to 1.

8. EMPLOYEES' SAVINGS PLAN

The Company's employees participate in the BBVAPR's savings plan. This savings plan is a defined contribution plan under Section 1165(e) of the Puerto Rico Treasury Department Internal Revenue Code (the "Code"), and is offered to all regular full-time employees who have one year of service. Under the provisions of the plan, participants may contribute to the plan from 1% to 10% of their compensation, as defined, and up to the maximum amount permitted by the Code. The Company matches 50% of the amount contributed by the employees up to a maximum of 4% of the employees' annual base compensation, as defined. In addition, the Company may make annual contributions to plan based on its operating income, as defined in the plan. The savings plan expense for the year ended December 31, 2008, amounted to approximately $20,100.

9. INCOME TAXES

The maximum statutory corporate income tax rate in Puerto Rico is 39% for the taxable year ended December 31, 2008. During the year ended December 31, 2008, net operating losses amounting to $409,929, were used to offset current taxable income. As of December 31, 2008, there were no significant temporary differences between the financial and tax bases of assets and liabilities and, accordingly, no deferred income taxes have been recorded in the accompanying financial statements.

As of December 31, 2008, management of the Company determined that there are no uncertain tax positions and, accordingly, no liability for uncertain tax positions has been recorded in the accompanying balance sheet. The Company's policy is to record interest and penalties related to income tax exposures as a component of the provision for income taxes.

The Company is potentially subject to income tax audits in the Commonwealth of Puerto Rico for its taxable years 2004 to 2008, until the applicable statute of limitations expire. Tax audits by their nature are often complex and can require several years to complete.

10. FAIR VALUE MEASUREMENTS

The Company's financial instruments recorded at fair value have been categorized based upon a fair value hierarchy in accordance with FASB Statement No. 157. The Company's assets measured at fair value on a recurring basis as of December 31, 2008, are as follows:

	Assets Measured at Fair Value at December 31, 2008			
	Level 1	Level 2	Level 3	Total
Municipal obligations	$ -	$ 86,286	$ -	$ 86,286
Mortgage-backed securities		9,716		9,716
Mutual funds			175,568	175,568
Total	$ -	$ 96,002	$ 175,568	$ 271,570

The change in carrying values associated with Level 3 financial instruments for the year ended December 31, 2008, is as follows:

	Mutual Funds
Balance — December 31, 2007	$ 888,750
Purchases	13,705,648
Sales	(14,915,424)
Gains:	
Realized	491,586
Unrealized	5,008
Transfers in and/or out of Level 3	
Balance — December 31, 2008	$ 175,568

Gains and losses for Level 3 financial instruments are a component of principal transactions revenue in the accompanying statement of income.

Some of the Company's financial assets and liabilities are not measured at fair value on a recurring basis, but nevertheless, are recorded at amounts that approximate fair value due to their liquid or short-term nature. Such financial assets and financial liabilities include: cash and cash equivalents, accounts payable, and accrued expenses. The carrying value of employee loans approximates fair value due to the variable-rate feature of the loans.

Following is a description of the Company's valuation methodologies used for financial instruments measured at fair value. The disclosure requirements exclude certain financial instruments and all nonfinancial instruments. Accordingly, the aggregate fair value amounts of the financial instruments presented above do not represent management's estimate of the underlying value of the Company.

Municipal Obligations — The fair value of municipal obligations is estimated using market price quotations and recently executed transactions. Municipal obligations are generally categorized in Level 2 of the fair value hierarchy.

Mortgage-Backed Securities — The fair value of mortgage-backed is generally based on quoted market prices. If these market prices are not available, fair values are estimated based on dealer quotes, pricing models, discounted cash flow methodologies or similar techniques for which the determination of fair value may require significant management judgment or estimation. Mortgage-backed securities are generally categorized in Level 2 of the fair value hierarchy.

Mutual Funds — The fair value for close-end mutual funds is based on dealer indicative quotes. Close-end mutual funds are generally categorized in Level 3 of the fair value hierarchy.

11. COMMITMENTS AND CONTINGENCIES

The Company executes, settles, and finances customer, correspondent, and proprietary securities transactions in the normal course of business. These activities may expose the Company to off-balance-sheet risk arising from the potential that the customer or counterparty may fail to satisfy its obligations and the collateral will be insufficient. In this situation, the Company may be required to purchase or sell financial instruments at unfavorable market prices to satisfy obligations to customers and counterparties.

The Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees, and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates in the normal course of business. The Company also indemnifies clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, and improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the accompanying financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the accompanying financial statements for these indemnifications.

* * * * * *

SUPPLEMENTAL SCHEDULES

BBVA SECURITIES OF PUERTO RICO, INC. — SCHEDULE I

(A Wholly Owned Subsidiary of Banco Bilbao Vizcaya Argentaria, S.A.)

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 DECEMBER 31, 2008

COMPUTATION OF NET CAPITAL

Total stockholder's equity from statement of financial condition		$ 7,415,748
Deduct stockholder's equity not allowable for net capital		
Total stockholder's equity qualified for net capital		7,415,748
Add allowable subordinated liabilities		
Other deductions or allowable credits		
Total capital and allowable subordinated liabilities		7,415,748
Deductions and/or charges:		
Nonallowable assets	$ 3,420,951	
Additional charges for customers' and noncustomers' security accounts		
Aged fail to deliver		
Aged short security differences		
Other deductions and/or charges		
Other additions and/or allowable credits		3,420,951
Net capital before haircuts on securities positions		3,994,797
Haircuts on securities:		
Contractual commitments		
Subordinated debt		
Trading and investment securities:		
Exempt investment securities	5,183	
Debt securities		
Options		
Other securities	83,362	
Undue concentration		88,545
Net capital		$ 3,906,252

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (based on aggregate indebtedness) (15 to 1 ratio)	$ 46,640
Minimum dollar requirement	$ 100,000
Net capital requirement (greater of two amounts above)	$ 100,000
Net capital	$ 3,906,252
Excess net capital	$ 3,806,252
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)	$ 3,836,292

(Continued)

BBVA SECURITIES OF PUERTO RICO, INC.
(A Wholly Owned Subsidiary of Banco Bilbao Vizcaya Argentaria, S.A.)

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 DECEMBER 31, 2008

COMPUTATION OF AGGREGATE INDEBTEDNESS

Aggregate indebtedness from Statement of Financial Condition	$ 699,602
Add drafts for immediate credit:	
Market value of securities borrowed where no equivalents is paid or credited	
Payable to brokers and dealers and clearing broker	
Total aggregate indebtedness	$ 699,602
Ratio of aggregate indebtedness to net capital	0.18 to 1

SCHEDULE OF NONALLOWABLE ASSETS

Cash	$ 2,574
Securities not readily marketable	175,568
Receivable from brokers, customers, and others — net	402,290
Prepaid expenses and other assets	327,926
Employee loans	2,431,742
Property and equipment — net	80,851
Total nonallowable assets	$ 3,420,951

* No material differences exist between the above computations and those included in the Company's unaudited Focus Report as of December 31, 2008, filed on January 26, 2009.

(Concluded)

BBVA SECURITIES OF PUERTO RICO, INC.
(A Wholly Owned Subsidiary of Banco Bilbao Vizcaya Argentaria, S.A.)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15C-3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2008

The Company is exempt from the provisions of Rule 15c-3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

Deloitte.

Deloitte & Touche LLP
Torre Chardón
350 Chardón Ave. Suite 700
San Juan, PR 00918-2140
USA

Tel: +1 787 759 7171
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www.deloitte.com

February 20, 2009

BBVA Securities of Puerto Rico, Inc.
San Juan, Puerto Rico

In planning and performing our audit of the financial statements of BBVA Securities of Puerto Rico, Inc. (the "Company"), a wholly owned subsidiary of Banco Bilbao Vizcaya Argentaria, S.A., as of and for the year ended December 31, 2008 (on which we issued our report dated February 20, 2009, and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the SEC, we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the Unites States of America ("generally accepted accounting principles"). Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives, referred to in the second paragraph of this report, are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

Stamp No. 2385072
affixed to original.

Member of
Deloitte Touche Tohmatsu

BBVA Securities of Puerto Rico, Inc.

(A Wholly Owned Subsidiary of Banco Bilbao Vizcaya Argentaria, S.A.)

Financial Statements and Supplemental Schedules as of and for the Year Ended December 31, 2008, Independent Auditors' Report, and Supplemental Report on Internal Control